Exhibit 99.1

Vantage Corp Announces Pricing of $13 Million Initial Public Offering

SINGAPORE – June 11, 2025 – Vantage Corp (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, today announced the pricing of its underwritten initial public offering (the “Offering”) of 3,250,000 Class A Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $13 million, prior to deducting underwriting discounts and other offering expenses.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 487,500 shares of Class A Ordinary Shares at the public offering price per share to cover over-allotments, if any. The offering is expected to close on or about June 13, 2025, subject to satisfaction of customary closing conditions.

All of the Class A Ordinary Shares are being offered by Vantage Corp. The Company intends to use net proceeds received from this offering for: (i) global expansion, including new offices in USA and Europe, (ii) talent acquisition and growth, (iii) digitalization and improvement of IT and further development of digital products, including the further development of Opswiz, and (iv) working capital, capital towards diversification, corporate strengthening, and other general corporate purposes.

The Class A Ordinary Shares are expected to begin trading on the NYSE American under the symbol “VNTG” on June 12, 2025.

Network 1 Financial Securities, Inc., is acting as the sole managing underwriter and bookrunner for the initial public offering.

Loeb & Loeb LLP is acting as legal counsel to Vantage Corp and Hunter Taubman Fischer & Li LLC is acting as legal counsel to Network 1 Financial Securities, Inc. for the Offering.

A registration statement on Form F-1, as amended (File No. 333-282566), relating to the shares being sold in the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on June 11, 2025. This Offering is being made only by means of a prospectus. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available, from Network 1 Financial Securities, Inc., The Galleria, 2 Bridge Avenue, Suite 241, Red Bank, NJ 07701.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion and timing of closing of the Offering and the intended use of the proceeds. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal ink between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. The Company currently operates in Singapore and Dubai. For more information, visit https://www.vantageshipbrokers.com/.

Investor Relations Contact:

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com